Filed by Covista Communications, Inc. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                 Subject Company: Capsule Communications, Inc.
                                                  Commission File No.: 0-30555

FORWARD-LOOKING STATEMENTS

Some of the statements in this document are "forward-looking statements" and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that forward-looking statements such as statements of the Companies' plans, objectives, expectations and intentions, involve risks and uncertainties, and may not be indicative of future results. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate the combined company; the ability to successfully develop and bring new services tomarket; and other risks discussed in the SEC filings of the respective companies, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov. A reader of this document should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. Neither Covista nor Capsule assumes the obligation to update any forward-looking statement, except as is required by applicable law.

OTHER LEGAL INFORMATION

Covista plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and each of Covista and Capsule expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when such documents are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Covista, Capsule, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein also can be obtained, without charge, by directing a request to Covista Communications, Inc., 150 Clove Road, Little Falls, NJ 07424, Attention: Thomas P. Gunning (973-812-1100), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, PA 19020, Attention: David B. Hurwitz (215-244-3433).

Capsule, its directors, executive officers and certain members of management and employees may be soliciting proxies from Capsule's shareholders in favor of the adoption of the merger agreement. A description of any interests that Capsule's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

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Covista, its directors, executive officers and certain members of management and employees may be soliciting proxies from Covista's shareholders in favor of the issuance of Covista shares in connection with the merger. A description of any interests that Covista's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

The Communication filed herewith is a September 14, 2001 press release of Covista announcing Covista's earnings for the quarter ended July 31, 2001.

                            FOR IMMEDIATE RELEASE


For more information, contact:             Thomas P. Gunning (973) 812-1100
                                           tgunning@covista.com
                                           www.covista.com

              COVISTA COMMUNICATIONS, INC., RELEASES EARNINGS
                   FOR SECOND QUARTER ENDED JULY 31, 2001

LITTLE FALLS, New Jersey, September 14, 2001 - Covista Communications, Inc. (NASDAQ: CVST), a provider of competitive telecommunication and data services to the commercial and wholesale markets in the Northeastern U.S., today announced its financial results for the fiscal 2002 second quarter.

Net income for the fiscal 2002 second quarter was $85,560 or $.01 per share on sales of $28,892,000, versus a net loss of $1,366,000 or $.19 per share on sales of $34,108,000 for the second quarter of fiscal 2001. For the first six months of fiscal year 2002 ended July 31, 2001, the Company reported sales of $58,336,000 and a net loss of $4,507,106 or $.47 per share, versus sales of $65,901,000 and a net loss of $2,880,000 or $.40 per share, for the comparable period in fiscal 2001.

John Leach, President & Chief Executive Officer of Covista, said that "the second quarter results this year mark a dramatic improvement over this year's first quarter and also last year's second fiscal quarter. This is attributable to several factors. First, we have been able to renegotiate a number of our supplier contracts in order to lock in significantly lower rates. This has resulted in reduced network costs and higher margins, even at a time when gross sales have slowed. Also, the reductions in force that were implemented this year are having a major positive impact upon our overall cost structure."

"Going forward," continued Mr. Leach, "Covista is entering an exciting phase in its continuing expansion. We are in the process of building out our national network and adding a two hundred-seat call center in Chattanooga, Tennessee. These enhancements to our existing facilities should permit us aggressively to enter the residential long distance market. In addition, we anticipate that the previously announced Global Crossing network access arrangements should add significantly to our margin. The acquisition of Capsule Communications, Inc., which we anticipate being completed in the fourth quarter of this fiscal year, should substantially increase our revenues in the areas which we currently serve. While we cannot at this time assess the impact of the World Trade Center disaster on our operating results, if any, we remain confident in the future success of Covista Communications, Inc."



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ABOUT COVISTA:

Covista is a facilities-based long distance telecommunications, Internet and data services provider with a substantial customer base in both the commercial and wholesale market segments. Its products and services include a broad range of voice, data and Internet solutions, including long distance and toll-free services, calling card, frame relay, Internet access, VPN, directory assistance and teleconferencing services. The wholesale division provides domestic and international termination services to carriers worldwide at competitive rates. Covista currently owns and operates switches in New York City and Newark, New Jersey, and previously has announced plans to expand to additional switch sites in Los Angeles, Chicago, Dallas and Chattanooga, as well as to open a 200-seat call center in Chattanooga. An additional switch site in the Philadelphia area is expected to be added when the previously-announced acquisition of Capsule Communications is completed. The Company previously announced that it has acquired access to nation-wide network facilities comprising 2,822,400,000 DS-0 channel miles of telecommunications capacity. Covista operates a Network Operations Center in Northern New Jersey to monitor its switched network and to coordinate its various services. Covista processes approximately 95% of all its call volume through its own facilities. For information on becoming a Covista customer, please telephone
(888) 426-8478 or visit the Company's website at www.covista.com.

We are providing the following consolidated summary of operations (unaudited) for the quarter and six months ended July 31, 2001 and 2000.


                           THREE MONTHS ENDED JULY 31
                           --------------------------

                                                     2001          2000
                                              --------------   -------------
Revenues                                       $28,892,331       $34,108,643
Cost and expense                                28,849,972        36,778,096
Access charge settlement                              -            1,264,483
Operating income (loss)                             42,359        (1,404,970)
Other net income                                    43,201            38,766
Earnings (loss) before provision for income taxes   85,560        (1,366,204)
Net earnings                                        85,560        (1,366,204)
Other comprehensive income (loss), net of tax                         23,309
Comprehensive Income (loss) Income                 $85,560       $(1,342,895)
Basic earnings (loss) per common share         $      0.01       $     (0.19)
Diluted earnings (loss) per common share       $      0.01       $     (0.19)
Average number of common shares
           Basic                                10,819,405         7,305,195
           Diluted                              11,105,508         7,305,195


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                            SIX MONTHS ENDED JULY 31
                            ------------------------

                                                     2001          2000
                                               -------------    -----------
Revenues                                         $58,336,354    $65,900,505
Cost and expense                                  63,157,162     70,175,802
Access charge settlement                                  -       1,264,483
Operating loss                                    (4,820,808)    (3,010,814)
Other net income                                     313,702         64,823
Loss before provision for income taxes            (4,507,106)    (2,945,991)
(Benefit from) provision for income taxes                  0        (65,676)
Net loss                                          (4,507,106)    (2,880,315)
Other comprehensive income, net of tax                     -         22,028
Comprehensive loss                               $(4,507,106)   $(2,858,287)
Basic loss per common share                      $     (0.47)   $     (0.40)
Diluted loss per common share                    $     (0.47)   $     (0.40)
Average number of common shares
            Basic                                  9,568,783      7,299,825
            Diluted                                9,568,783      7,299,825

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS:

This press release contains historical and forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that forward-looking statements such as statements of the Company's plans, objectives, expectations and intentions involve risks and uncertainties. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate acquired companies; the ability to successfully develop and bring new services to market; and other risks discussed in the company's SEC filings, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov.

Readers of this release should understand that it is not possible to predict or identify all such risk factors. Consequently, this list should not be considered a complete statement of all potential risks or uncertainties. Covista does not assume the obligation to update any forward-looking statement, except as is required by applicable law.